

April 29, 2011

Mr. Xiangfei Zeng
Chief Financial Officer
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province, PRC 23181

> **Re:** **China Runji Cement Inc.**
> **Form 10-K/A2 for Fiscal Year Ended August 31, 2010**
> **Filed April 8, 2011**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 19, 2011**
> **Response Letter Dated April 27, 2011**
> **File No. 0-51755**

Dear Mr. Zeng:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    W. John Cash
                    Branch Chief